Exhibit 99.1

NEXA RESOURCES S.A. INFORMS ABOUT

THE GENERAL SHAREHOLDERS MEETING VOTING RESULTS

Luxembourg, September 13, 2018 — Nexa Resources S.A. (“Nexa Resources” or the “Company”), in accordance with applicable law, informs about the voting results of the General Meeting that was held on September 13, 2018 in Luxembourg, Grand Duchy of Luxembourg. The approved resolution authorizes the Board to establish, from time to time, share buyback programs, pursuant to which the Company, directly or indirectly through its subsidiaries, may purchase, acquire, receive or hold and sell shares of the Company listed on the New York Stock Exchange or the Toronto Stock Exchange, through normal course open market transactions (the “share buyback authorization”).

Please see the detailed results on the table below:

Voting Results of the General Meeting of Shareholders
held at the offices of Elvinger Hoss Prussen, société anonyme, 5 place Winston Churchill L-1340, Luxembourg, Grand Duchy of Luxembourg on September 13, 2018

	FOR			AGAINST			ABSTENTION			Total
Resolution	(a) as per tabulation report (FOR)	(b) other than (a) (FOR)	Total number FOR	(a) as per tabulation report (AGAINST)	(b) other than (a) (AGAINST)	Total number AGAINST	(a) as per tabulation report (ABSTENTION)	(b) other than (a) (ABSTENTION)	Total number ABSTENTION	number of votes cast (excluding Abstentions)	Majority (%)
1. Authorisation under article 430-15 of the law of 10 August 1915 on commercial companies (as amended) granted to the Board of Directors of the Company to purchase, acquire, receive or hold and sell shares in the Company directly or indirectly through the Company’s subsidiaries.	26,765,843	85,655,128	112,420,971	1,018	0	1,018	21,729	0	21,729	112,421,989	99.999

The share buyback resolution is valid for a period of three years ending on September 12, 2021 for share repurchases of up to 6.5 million common shares of the Company (the “shares”), representing 4.875% of the current issued and outstanding shares. As of August 31, 2018, the Company had 133,320,513 shares issued and outstanding. During the three-year share buyback period contemplated by the share buyback resolution, the Board will be empowered to determine, within the limits set forth by this share buyback resolution and in accordance with applicable law, the timing and conditions, including amounts involved of share buybacks by establishing share buyback programs. The share buyback programs will depend on a variety of elements, including the Company’s business plans, financial performance and market conditions, and will be subject to applicable securities laws and stock exchange rules. There cannot be any assurance as to how many shares will ultimately be purchased under the share buyback authorization.

Please consult the General Meeting detailed materials which are available on the Company’s website at https://ir.nexaresources.com, on EDGAR at www.sec.gov and on SEDAR at www.sedar.com.

About Nexa’s Compliance with GDPR:

Nexa is adapting to the new General Data Protection Regulation (GDPR) in the European Union. Please check our Privacy Notice on the link below: https://ir.nexaresources.com/privacy-policy

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company owns and operates five long-life underground mines, three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil. Two of the Company’s mines, Cerro Lindo in Peru and Vazante in Brazil, are among the 10 largest zinc mines in the world and combined with the Company’s other mining operations, place the Company among the top five producers of mined zinc globally in 2017, according to Wood Mackenzie.

Contact: ir@nexaresources.com